FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
FILING: REGISTRATION STATEMENT ON FORM S-4
REGISTRATION NO. 333-106269

PeopleSoft, Inc. (“PeopleSoft”) has included a hyperlink to the following webcast on PeopleSoft's website at www.peoplesoft.com:

Richard Blumenthal, Connecticut Attorney General, on CNBC

Maria:	The State of Connecticut is weighing in on the Oracle hostile bid. Attorney General Richard Blumenthal says he will file an anti-trust lawsuit to block Oracle’s hostile bid for PeopleSoft. He alleges the takeover would violate State and Federal law. Mr. Blumenthal joins us now live from Hartford, Connecticut. Mr. Blumenthal, so nice to have you back on the program. Thanks for joining us.

Blumenthal:	Thank you, Maria.

Maria:	Why are you doing this? There aren’t any other states who are doing this.

Blumenthal:	There are no other states yet, but we anticipate there’ll be a very powerful coalition of states on our side, allied with us. Because so many states are major purchasers and have a major interest in PeopleSoft. That investment is now at risk, would be very severely jeopardized. In addition, the anti-trust laws were violated by a merger or a takeover — hostile takeover, in this case — that is so

Richard Blumenthal, Connecticut Attorney General

severely anti-competitive. Threatening increased prices and lower product quality.

Maria:	Why is it so anti-competitive?

Blumenthal:	Going from three competitors to two, and the two then controlling more than 50 percent of the market is kind of a classic anti-trust violation. And it really raises all of the concerns that states are sensitive to enforcing when they apply their anti-trust laws.

Maria:	You say that, uh, Oracle’s hostile takeover bid has the potential to cost the state millions of dollars. How do you figure?

Blumenthal:	We have invested in PeopleSoft systems more than a hundred million dollars. The same is true of many other states. Some of them have invested even more in PeopleSoft.

Maria:	But, you know, why not have a shareholder vote? Wouldn’t it be fair, um, to make the shareholders decide?

Richard Blumenthal, Connecticut Attorney General

Blumenthal:	Even if it were a friendly merger — even if the takeover were welcome — we would oppose it, because it is anti-competitive. It harms our investment in PeopleSoft products. But even more fundamentally, it destroys competition going forward, and threatens higher prices and lower product quality. Which are really the evils that the anti-trust laws are designed to protect.

Maria:	Mr. Attorney General, thanks so much for joining us. We appreciate it.

Blumenthal:	Thank you.

[End of recorded material]

Additional Information

PeopleSoft commenced an exchange offer and filed a Schedule TO and a registration statement on Form S-4 with the SEC on June 19, 2003 with respect to the proposed acquisition of J.D. Edwards & Company. Solicitations and exchanges of J.D. Edwards stock in connection with that acquisition will only be made pursuant to the Offer to Exchange and related materials filed with the SEC. Stockholders also should read PeopleSoft’s Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments for PeopleSoft’s recommendation regarding Oracle’s tender offer. Stockholders should read these documents and any amendments because they contain important information. These filings can be obtained without charge from the SEC at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

Forward Looking Statements

These materials may contain forward looking statements. These statements reflect PeopleSoft’s and management’s current beliefs and are based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft’s operating results, please refer to PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards and to Oracle’s tender offer are set forth in PeopleSoft’s most recent filings with the SEC. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. PeopleSoft undertakes no obligation to update or revise these forward looking statements.